ERSTE GROUP BANK AG

Graben 21
1010 Vienna
Phone: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Head Office Vienna
Commercial Court Vienna
FN 33209 m
DVR 0031313, Bank Code 20100

082-05066

FAX-ÜBERMITTLUNG/TRANSMISSION

RECEIVED
2009 MAY 19 A 2:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Absender / From:

Datum/date: 12-MAY-2009

Mitarbeiter/attn.: Jammalova Marketa 0397 EH
Abteilung/department: 0397
Telefon/phone: +43 (0)5 0100 - 17795
Fax: +43 (0)5 0100 9 - 17795
E-Mail: Marketa.Jammalova@erstegroup.com

Empfänger / To:

Mitarbeiter/attn.: Erste Bank Der Oesterreichischen
Fax: 0012027729207

[redacted]

09046221

Nachricht/Message: Erste Group Bank AG: AGM 2009 - voting results

	Absender/From		Empfänger/To
Firma	Erste Group Bank AG	Firma	SEC Headquarters
Abteilung/Firma dept.	Group Investor Relations	Abteilung/Firma dept.	International Corporate Finance Division
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek Chief Officer of International Corporate Finance
Telefon	+43 (0)5 0100 - 13036	Fax	001 202 772 9207
Fax	+43 (0)5 0100 - 913036		
E-Mail	investor.relations@erstegroup.com		

Sie erhalten 4 Seite(n) einschließlich dieser.
Transmission consists of 4 page(s) including this.

Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find enclosed the AGM`s voting results.

Best regards,
Group Investor Relations

JLW 5/20

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir

ERSTE

ERSTE GROUP

Erste Group Bank AG

16. Ordinary General Meeting of Erste Group Bank AG
Voting results

Address: Graben 21, 1010 Vienna, Austria
Phone: +43 (0)5 0100 10100
Fax-Nr: +43 (0)5 0100 910100
Homepage: www.erstegroup.com
E-mail: servicecenter@erstebank.at

AT0000652011: ordinary shares (non-par value voting bearer shares)
Total number of shares: 317,012,763 ordinary shares

On Tuesday, 12th May, at 10.00 p.m. at the Austria Center Vienna, Saal A, Bruno-Kreisky-Platz 1, 1220 Vienna.

Published at Wiener Zeitung on 18.04 2009
Blocking period begins on 15.04.2009 and ends on 06.05.2009

Presence:
Ordinary shares / Common shares
Shareholders: 1,332
Votes: 159,682,930

The sole agenda items of the AGM have been approved by majority shareholders.

Voting results are also available on our website at: http://www.erstegroup.com/investorrelations in the section Investor Relations > Events > AGM 2009 > Voting results – AGM 2009

Agenda:

1. Presentation of the approved annual financial statements and the status report of the Management Board as well as the report of the Supervisory Board for the financial year 2008, and presentation of the group financial statements and the group status report for the financial year 2008.

2. Resolution on the distribution of profits.

Number of shares outstanding	317,012,763
Profit for 2008	**206 058 295,95 EUR**
Payment of dividend	0.65 EUR per share
Total amount paid for dividend	206,058,295.95 EUR
Ex-Dividend Day	15. May 2009
Dividend Payment Day	19. May 2009

	Presence	PRO	CONTRA	ABST.
Shareholders:	561	538	13	10
Votes:	154,429,521	145,187,328	9,235,918	6,275

3. Grant of discharge to the members of
   a) the Management Board

	Presence	PRO	CONTRA	ABST.
Shareholders:	563	534	10	19
Votes:	154,432,112	154,415,457	7,311	9,344

   b) the Supervisory Board

	Presence	PRO	CONTRA	ABST.
Shareholders:	563	529	12	22
Votes:	154,432,112	154,412,190	7,723	12,199

with regard to the financial year 2008.

4. Resolution on the remuneration of the members of the Supervisory Board.

	Presence	PRO	CONTRA	ABST.
Shareholders:	562	500	45	17
Votes:	155,090,208	155,060,615	22,659	6,934

5. a) Reelection of the members to the Supervisory Board.

	Presence	PRO	CONTRA	ABST.
Shareholders:	500	399	88	14
Votes:	155,066,463	154,558,471	470,115	37,877

5. b) Election of Juan María Nin Génova to the Supervisory Board.

	Präsenz	JA	NEIN	ENTH.
Inhaber:	501	476	12	12
Stimmen:	155,066,713	154,530,779	500,640	35,294

6. Appointment of an additional auditor and group auditor for the audit of the annual financial statements and the status report as well as the group financial statements and the group status report for the financial year 2010 in addition to the Savings Banks Auditors Association (Sparkassen-Prüfungsverband) as the statutory auditor.

	Presence	PRO	CONTRA	ABST.
Shareholders:	417	405	10	2
Votes:	153,888,409	153,802,456	5,653	80,300

7. Approval of the acquisition of own shares for the purpose of securities trading.

	Presence	PRO	CONTRA	ABST.
Shareholders:	392	379	12	1
Votes:	153,875,172	149,871,777	4,002,494	901

8. Authorisation for the acquisition of own shares for no designated purpose subject to the exclusion of trading in own shares as purpose of the acquisition, and authorisation to divest acquired shares as consideration for the acquisition or the financing of the acquisition of companies, businesses, business divisions or holdings in one or more corporations domestically or abroad, hence other than by sale via the stock exchange or via a public offering and by analogous application of the provisions concerning the exclusion of subscription rights.

	Presence	PRO	CONTRA	ABST.
Shareholders:	392	376	16	0
Votes:	153,875,172	149,864,838	4,010,334	0

9. Approval of the acquisition of own participation certificates for the purpose of securities trading, and the authorisation to divest acquired participation certificates other than by sale via the stock exchange or via a public offering and by analogous application of the provisions concerning the exclusion of subscription rights.

	Presence	PRO	CONTRA	ABST.
Shareholders:	355	341	13	1
Votes:	153,861,436	149,849,041	4,010,395	2,000

10. Authorisation for the acquisition of own participation certificates for no designated purpose subject to the exclusion of trading in own participation certificates as purpose of the acquisition, and the authorisation to divest acquired participation certificates other than by sale via the stock exchange or via a public offering and by analogous application of the provisions concerning the exclusion of subscription rights.

	Presence	PRO	CONTRA	ABST.
Shareholders:	355	338	17	0
Votes:	153,861,436	149,782,719	4,078,717	0

11. Authorization of the Management Board, with the consent of the Supervisory Board, for a period of five years after the registration of the amendment of the articles of association, to issue convertible bonds which have a conversion or subscription right into shares of the Company, also in several tranches, observing the subscription rights of the shareholders. The issuance of convertible bonds is limited to the extent that all conversion and subscription rights are covered by conditional capital. The terms and conditions of the issue of convertible bonds will be determined by the Management Board with the consent of the Supervisory Board. This resolution shall be included into the articles of association as Paragraph 8.4.

	Presence	PRO	CONTRA	ABST.
Shareholders:	330	322	7	1
Votes:	153,846,917	153,841,591	5,316	10

12. Resolution of the conditional increase of the registered capital of the Company by an amount of up to EUR 124,700,000 by issuing up to 62,350,000 ordinary bearer shares for the purpose of granting conversion or subscription rights to holders of convertible bonds. This resolution shall be included into the articles of association as restated Paragraph 6.2. The current Paragraphs 6.2 to 6.10 will be renumbered to 6.1.1 to 6.1.9. Paragraph 6.1 of the articles of association will be amended to clarify the purpose of the existing conditional capital.

	Presence	PRO	CONTRA	ABST.
Shareholders:	330	325	4	1
Votes:	153,846,917	153,841,062	3,855	2,000

13. Resolution on amendments of the articles of association as follows:

- Editorial adjustments in Paragraphs 13.4, 15.3, 16.2.3;
- Correction of a reference in Paragraph 15.4;
- Insertion of the Corporate Governance Report as a document which has to be approved by the Supervisory Board in Paragraph 16.2.4;
- Editorial adjustment and alignment in Paragraph 16.3.4;
- Amendment, that the annual budget "and the investment plan" require the consent of the Supervisory Board in Paragraph 16.3.7;
- Introduction of language regulations for the working language in general meetings in the new Paragraph 26.

	Presence	PRO	CONTRA	ABST.
Shareholders:	301	299	2	0
Votes:	153,836,695	153,833,261	3,434	0